INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statements Nos. 033-97592, 333-01554, 333-01552, 333-18127, and 333-44253 of Midwest Express
Holdings, Inc. on Form S-8 and No. 333-91246 on Form S-3 of our report dated March 7, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the change in the methods of accounting for major airframe maintenance as well as frequent flyer revenue in 2000 and the ability of Midwest Express Holdings, Inc. to continue as a going concern), appearing in this Annual Report on Form 10-K of Midwest Express Holdings, Inc. for the year ended December 31, 2002.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin

March 17, 2003